UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 27, 2021

CA Healthcare Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39947	85-3469820
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

99 Summer Street Suite 200

Boston, MA 02110

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 314-3901

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	CAHU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	CAH	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	CAHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

As previously disclosed, on April 6, 2021, CA Healthcare Acquisition Corp., a Delaware corporation (“CAH”), LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“LumiraDx”) and LumiraDx Merger Sub, Inc., a newly formed Delaware corporation and wholly owned subsidiary of LumiraDx (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) that, among other things, provides for Merger Sub to be merged with and into CAH with CAH being the surviving corporation in the merger and a wholly-owned subsidiary of LumiraDx.

On August 19, 2021, CAH, LumiraDx and Merger Sub entered into an Amendment to the Original Merger Agreement (the “First Merger Agreement Amendment”), which decreased the aggregate valuation of LumiraDx from $5.0 billion to $3.0 billion (excluding $115 million raised by CAH in its initial public offering).

On August 27, 2021, CAH, LumiraDx, and Merger Sub entered into a Second Amendment to the Original Merger Agreement (the “Second Merger Agreement Amendment” and together with the First Merger Agreement Amendment and the Original Merger Agreement, the “Merger Agreement”), which updated the conversion factor to reflect the change in valuation pursuant to the First Merger Agreement Amendment.

The Second Merger Agreement Amendment is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description is qualified in its entirety by reference to the full text of the Second Merger Agreement Amendment.

Additional information

In connection with the proposed business combination, LumiraDx has filed with the Securities and Exchange Commission (“SEC”) a registration Statement on Form F-4 in connection with the proposed business combination (the “Registration Statement”) containing a preliminary proxy statement of CAH and a preliminary prospectus of LumiraDx, and after the Registration Statement is declared effective, CAH will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. CAH’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about LumiraDx, CAH and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of CAH as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to CA Healthcare Acquisition Corp., 99 Summer Street, Suite 200 Boston, MA 02110.

Participants in Solicitation

CAH and its directors and executive officers may be deemed participants in the solicitation of proxies from CAH’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in CAH is contained in the Registration Statement. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

LumiraDx and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CAH in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is contained in the Registration Statement. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or CAH’s or LumiraDx’s future financial or operating performance. For example, projections of future sales and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CAH and its management, and LumiraDx and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations, which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; 2) the outcome of any legal proceedings that may be instituted against CAH, the enlarged LumiraDx group or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of CAH or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; 5) the ability to meet the Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of LumiraDx as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the enlarged LumiraDx group to grow and manage growth profitably, maintain relationships with customers, manufacturers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that LumiraDx or the enlarged LumiraDx group may be adversely affected by other economic, business and/or competitive factors; 11) LumiraDx’s estimates of its financial performance; and 12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CAH’s Registration Statement on form S-1 filed with the SEC on January 8, 2021 and the proxy statement/prospectus discussed above. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CAH nor LumiraDx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description

2.1	Second Amendment to the Agreement and Plan of Merger, dated as of August 27, 2021, by and among LumiraDx Limited, LumiraDx Merger Sub, Inc., and CA Healthcare Acquisition Corp.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CA Healthcare Acquisition Corp.

	By:	/s/ Larry J. Neiterman
		Name:	Larry J. Neiterman
		Title:	Chief Executive Officer

Dated: August 30, 2021

Exhibit 2.1

SECOND AMENDMENT

TO THE AGREEMENT AND PLAN OF MERGER

SECOND AMENDMENT, dated as of August 27, 2021 (this “Amendment”), to the Agreement and Plan of Merger, dated as of April 6, 2021 (the “Agreement”), by and among (i) LumiraDx Limited, a Cayman Islands exempted company limited by shares with company number 314391 (the “Company”), (ii) LumiraDx Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and (iii) CA Healthcare Acquisition Corp., a Delaware corporation (“CAH”), as amended by that Amendment to the Agreement and Plan of Merger, dated as of August 19, 2021. The Company, Merger Sub, and CAH are referred to collectively herein as the “Parties” and individually as a “Party”.

WHEREAS, the Parties wish to amend the Agreement as set forth herein; and

WHEREAS, pursuant to Section 8.3 of the Agreement, the Agreement may be amended by an instrument in writing signed by each of the Parties thereto.

NOW, THEREFORE, in consideration of the promises herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions. Unless otherwise defined herein or amended hereby, capitalized terms used herein which are defined in the Agreement shall have the meanings ascribed to them in the Agreement.

2.	Exhibit G. Exhibit G to the Agreement is hereby amended and restated in its entirety as attached hereto as Exhibit G to this Amendment.

3.	Effectiveness. This Amendment shall become effective as of the date first written above (the “Amendment Effective Date”).

4.	Reference to and Effect on the Agreement.

a.	On or after the Amendment Effective Date, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import referring to the Agreement shall mean and be a reference to the Agreement as amended by this Amendment.

b.	Except as amended hereby, the provisions of the Agreement are and shall remain in full force and effect.

[Remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have duly executed this Amendment effective as of the date first above written.

COMPANY:

LUMIRADX LIMITED

By:	/s/ Veronique Ameye
Name:	Veronique Ameye
Title:	Executive Vice President and General Counsel

MERGER SUB:

LUMIRADX MERGER SUB, INC.

By:	/s/ Veronique Ameye
Name:	Veronique Ameye
Title:	President

[Signature Page to the Second Amendment to the Agreement and Plan of Merger]

CAH:

CA Healthcare Acquisition Corp.

By:	/s/ Larry J. Neiterman
Name:	Larry J. Neiterman
Title:	Chief Executive Officer

[Signature Page to the Second Amendment to the Agreement and Plan of Merger]